

13030378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2012 AND ENDING December 31, 2012
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Technology, Inc.

| OFFICIAL USE ONLY |
|---|
| 27017 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 Tory Hill Lane
(No. and Street)

Rowayton (City) CT (State) 06853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David R. Siever 203-853-0220
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, David R. Siever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Technology, Inc. as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman

Title

FINRA copy was notarized

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL TECHNOLOGY, INC
Financial Statements
and Supplemental Information
Year ended December 31, 2012
with
Reports of Independent Auditors

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT
Certified Public Accountants

**Capital Technology, Inc.**

Financial Statements

and Supplemental Information

Year ended December 31, 2012

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

# Report of Independent Auditors

Board of Directors
Capital Technology, Inc.

We have audited the accompanying statement of financial condition of Capital Technology, Inc. as of December 31, 2012, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Capital Technology, Inc. Our responsibility is to express an opinion on these financial statements, based on our audit.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.



ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Technology, Inc. as of December 31, 2012, and the results of its operations and its cash flows for he year then ended in accordance with accounting principles generally accepted in the United States of America.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 22, 2013

**Capital Technology, Inc.**
Statement of Financial Condition
December 31, 2012

| | |
|---|---|
| **Assets** | |
| Current assets | |
| Cash and cash equivalents | $ 7,889 |
| Total current assets | 7,889 |
| Total assets | $ 7,889 |
| **Liabilities and Stockholder's Equity** | |
| Current liabilities | |
| Accounts payable | $ 1,616 |
| Total current liabilities | 1,616 |
| Subordinated loan from stockholder | 9,252 |
| Total liabilities | 10,868 |
| Stockholder's equity | |
| Common stock, without par value, $1 stated value, 30,000 shares authorized, 21,420 shares issued and outstanding | 20,420 |
| Accumulated deficit | (23,399) |
| Total stockholder's equity | (2,979) |
| Total liabilities and stockholder's equity | $ 7,889 |

See accompanying notes.

**Capital Technology, Inc.**
Statement of Operations
Year ended December 31, 2012

| | |
|---|---|
| Expenses | |
| Interest expense | $ 912 |
| Bank and other fees | 159 |
| Total expenses | 1,071 |
| Net loss | $ (1,071) |

See accompanying notes.

**Capital Technology, Inc.**
Statement of Stockholder's Equity
Year ended December 31, 2012

| | Common stock | | | | Accumulated | | Total stockholder's |
|---|---|---|---|---|---|---|---|
| | Shares | | Amount | | deficit | | equity |
| Balances, January 1, 2012 | 21,420 | $ | 20,420 | $ | (22,328) | $ | (1,908) |
| Net loss | - | | - | | (1,071) | | (1,071) |
| Balances, December 31, 2012 | 21,420 | $ | 20,420 | $ | (23,399) | $ | (2,979) |

See accompanying notes.

**Capital Technology, Inc.**
Statement of Cash Flows
Year ended December 31, 2012

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net loss | $ | (1,071) |
| Adjustments to reconcile net loss to net cash used by operating activities | | |
| Increase in accrued liabilities | | 912 |
| Net cash used by operating activities | | (159) |
| Net decrease in cash and cash equivalents | | (159) |
| Cash and cash equivalents, beginning of year | | 8,048 |
| Cash and cash equivalents, end of year | $ | 7,889 |
| | | |
| Supplemental disclosure of cash flow information: | | |
| Cash paid for interest | $ | - |

See accompanying notes.

**Capital Technology, Inc.**
Notes to Financial Statements
December 31, 2012

Note 1 - Summary of significant accounting policies

Basis of presentation
Capital Technology, Inc. (the Company) was incorporated in the State of Delaware on May 18,1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and specializes in placements of equity and subordinated debt related to independent power projects. The Company also provides fee-based financial advisory services. The Company's application for membership in the National Association of Securities Dealers, Inc. (NASD) was accepted on October 15, 1990. The Company is now a member of and subject to the regulations of the Financial Industry Regulatory Authority.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand.

Money market funds consist of shares held in a single financial institution, and are stated at market value. The Company considers the money market fund to be a cash equivalent except for computing net capital, where a 2% haircut is taken.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At December 31, 2012, the Company determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company has elected to be taxed as an S corporation in a manner similar to the taxation of a partnership. The Company is not subject to federal taxes on income. Instead, the stockholder includes the Company's taxable income or loss in his individual income tax return.

**Capital Technology, Inc.**
Notes to Financial Statements
(continued)
December 31, 2012

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
The Company follows accounting principles generally accepted in the United States relating to accounting for uncertainty in income taxes. The principles have not had a material impact on the Company's liability for unrecognized tax benefits. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years ended December 31, 2009 to 2012 are open for examination by the Internal Revenue Service and years 2008 to 2012 by the State of Connecticut.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred.

Estimated fair value of financial instruments
Accounting principles generally accepted in the United States require the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Revenue recognition
Fee income which is contingent upon future events is not recognized until all such future events have occurred and the amount of fees to be received can be determined.

**Capital Technology, Inc.**
Notes to Financial Statements
(continued)
December 31, 2012

Note 2 - Concentrations

The Company only services a limited number of clients in any single accounting period. No clients were served during the year ended December 31, 2012.

Note 2 - Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of specified minimum net capital and requires specific ratios of aggregate indebtedness to net capital. The Company was in compliance with these requirements at December 31, 2012.

Note 3 – Subordinated loan from stockholder

Subordinated stockholder loan, consists of a note which bears interest at 10% and will mature in October 2020. The NASD has reviewed the terms of the agreement and determined that the borrowing may be used in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Effective January 1, 1991, the Company entered into an agreement (the "Services Agreement") with CT Services Company (CT Services), a company owed by the Stockholder, whereby CT Services will provide certain operational and administrative services to the Company. Fees paid to CT Services are based on services provided the Company. Under the services agreement, no fees are required to be paid, if such amount would affect the ability of the Company to meet its net capital requirements under the Securities and Exchange Commission's Rule 15c3-1.

Note 4 – Subsequent events

The Company evaluated subsequent events for recognition and disclosure through February 22, 2013, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2012 that required recognition or disclosure in such financial statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

**Capital Technology, Inc.**
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2012

| | |
|---|---|
| Balance, January 1, 2012 | $ 9,252 |
| Increases (decreases) | - |
| Balance, December 31, 2012 | $ 9,252 |

**Capital Technology, Inc.**
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
Year ended December 31, 2012

| | | |
|---|---|---|
| Net Capital | | |
| Total stockholder's equity | $ | (2,979) |
| Subordinated liabilities | | 9,252 |
| Security haircut | | (131) |
| Net capital | $ | 6,142 |
| Aggregate indebtedness | $ | 1,616 |
| Minimum dollar net capital requirement of reporting broker | $ | 5,000 |
| Net capital requirement | $ | 5,000 |
| Excess net capital | $ | 1,142 |
| Percentage of aggregate indebtedness to net capital | | 26.31% |

**Capital Technology, Inc.**
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2012

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2012)

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2012

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUA Report filing.

**Capital Technology, Inc.**
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

---

**Capital Technology, Inc.**
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

## Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Capital Technology, Inc.

We have audited the financial statements of Capital Technology, Inc. for the year ended December 31, 2012. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded



ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Capital Technology, Inc., taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 22, 2013